

Mail Stop 3030

May 16, 2016

Via E-mail
Mr. Michael C. Smiley
Chief Financial Officer
Zebra Technologies Corporation
3 Overlook Point
Lincolnshire, IL 60069

> **Re:** **Zebra Technologies Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Form 10-Q for the Quarterly Period Ended April 2, 2016**
> **Filed May 10, 2016**
> **File No. 000-19406**

Dear Mr. Smiley:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended April 2, 2016

Exhibits 32.1 and 32.2

1.   We note that your certifications refer to the Form 10-Q for the period ended October 3, 2015. Please file an amendment to your Form 10-Q for the quarterly period ended April 2, 2016 that includes the entire filing, including Exhibit 31 certifications, together with corrected Exhibit 32 certifications that refer to the proper period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton at (202) 551-3626 or Lynn Dicker, Senior Accountant, at (202) 551-3616 with any questions. You may also reach me at (202) 551-3662.

Sincerely,

/s/ Lynn Dicker for

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery